FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 10, 2016, announcing Second Quarter Results for 2016.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (registration nos. 333-195680, 333-160683 and no. 333-174142) and registration statements on form S-8 (registration nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 10, 2016	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Gilat Announces Second Quarter 2016 Results

Second-quarter revenues grew 53% from comparable 2015 quarter

Petah Tikva, Israel – August 10, 2016 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter ended June 30, 2016.

Key Financial Updates:
•	Revenues for Q2 2016 increased 53% to $67.9 million from $44.3 million in the comparable period of 2015. Revenues rose 29% compared with Q1 2016.
•	Loss on a GAAP basis for Q2 2016 decreased to $3.7 million compared to a loss of $9.1 million in the second quarter of 2015.
•	EBITDA for Q2 2016 increased to $1.0 million compared to a loss of $2.5 million in the comparable period of 2015.
•	Reiterated management objectives for 2016: revenues between $290 to $310 million, and EBITDA of between $18 to $24 million. In 2015, revenues totaled $197.5 million and EBITDA was $5.3 million.

On a GAAP basis, operating loss was $2.5 million in the second quarter of 2016 as compared to an operating loss of $7.2 million in the comparable quarter of 2015.

On a non-GAAP basis, operating loss was $0.8 million in the second quarter of 2016 as compared to an operating loss of $5.2 million in the comparable quarter of 2015.

On a GAAP basis, the loss for the second quarter of 2016 was $3.7 million or $0.07 per diluted share compared to a loss of $9.1 million or $0.21 per diluted share in the same quarter of 2015.

On a non-GAAP basis, the loss for the second quarter of 2016 was $2.0 million or $0.04 per diluted share compared to a loss of $7.1 million or $0.16 per diluted share in the same quarter of 2015.

EBITDA for the second quarter of 2016 improved to $1.0 million, compared to a loss of $2.5 million in the comparable period in 2015.

“We are pleased with our second quarter results,” said Yona Ovadia, CEO of Gilat. “We continue to make progress with our strategy across all segments, especially in In-Flight Connectivity (IFC) and broadband networks.”

Mr. Ovadia continued: “Gilat’s five-pillar strategy is focused on winning the markets unlocked by the global demand for broadband and the increasingly-abundant HTS capacity, based on our advanced solutions and our ongoing investment in technological innovation.

“Indeed, this quarter we are pleased to announce a significant win in broadband networks, one of our growth pillars. The recent choice of our X-Architecture for UK-based EE’s (Everything Everywhere) LTE network testifies to our leadership in this area.  This win adds to our momentum in cellular backhaul that began with our success with SoftBank earlier in the year. With these achievements, Gilat is solidifying its leadership in the markets of satellite backhauling for LTE cellular networks and broadband access services.”

“Looking forward, we are reiterating our management objectives for full year 2016: revenues of $290 to $310 million and EBITDA of between $18 to $24 million. These objectives represent a sizeable stepping up of revenues and a target of positive operating income in the second half of 2016, based on our strong backlog in Peru and China as well as additional revenues from projects won as part of our strategy, and despite a challenging business environment in Latin America.”

Key Recent Announcements:
•	Avanti Selects Gilat’s X-Architecture to Enhance Reach and Resilience of EE’s LTE Network in the UK
•	Brazilian ISP Ruralweb Deploys Gilat’s Solution for its Rural Broadband VSAT Network
•	Dizengoff Ghana Selects Gilat for Turnkey Delivery of Broadband for Rural Schools and Cellular Services
•	Gilat Satellite Networks Shares Included in the TA-100 Index of the Tel Aviv Stock Exchange
•	Sky Net Selects Gilat’s Network for Cellular Backhaul in Myanmar
•	SES and Gilat to Launch Hybrid Broadband Solution in Asia
•	Gilat’s Market-Leading SkyEdge II-c Platform is DVB-S2X Ready

Conference Call and Webcast Details:
Gilat management will host a conference call today, August 10, at 13:30 GMT / 09:30 EDT / 16:30 IDT to discuss the second quarter results. International participants are invited to access the call at (972)3-918-0644, and US-based participants are invited to access the call by dialing (1)888-407-2553.

A simultaneous Webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link:
http://www.veidan-stream.com/?con=Gilat_Satellite_Networks_Q2_2016_Results

Conference Call and Webcast Replay
A replay of the conference call will be available beginning approximately 16:00 GMT/ 12:00 EDT/ 19:00 IDT today, until 17:00 GMT/ 12:00 EST/ 19:00 IST August 13, 2016.
International participants are invited to access the replay of the call at (972)3-925-5921, and US-based participants are invited to access the call by dialing (1)888-295-2634.

A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:
 (1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, operating income, EBITDA and earnings per share are provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non-cash stock option expenses as per ASC 718 (formerly SFAS 123(R)) and other costs related to acquisition transactions (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income and EBITDA is presented in the attached summary financial statements.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat’s high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$120,563	$89,514	$67,898	$44,324
Cost of revenues	92,984	65,272	52,717	33,274
Gross profit	27,579	24,242	15,181	11,050

Research and development expenses	12,593	13,128	6,705	6,594
Less - grants	638	412	552	222
Research and development, net	11,955	12,716	6,153	6,372
Selling and marketing expenses	10,976	12,675	5,853	6,412
General and administrative expenses	10,152	10,062	5,714	5,471
Total operating expenses	33,083	35,453	17,720	18,255
Operating loss	(5,504)	(11,211)	(2,539)	(7,205)
Financial expenses, net	(1,603)	(2,910)	(860)	(1,559)
Loss before taxes	(7,107)	(14,121)	(3,399)	(8,764)
Taxes on income	569	567	251	318
Loss	$(7,676)	$(14,688)	$(3,650)	$(9,082)

Loss per share (basic and diluted)	$(0.16)	$(0.34)	$(0.07)	$(0.21)

Weighted average number of shares used in
computing loss per share (basic and diluted)	49,383,450	43,139,303	54,384,521	42,883,469

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	June 30, 2016			June 30, 2015
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Gross profit	$15,181	1,225	$16,406	$11,050	1,230	$12,280
Operating expenses	17,720	(465)	17,255	18,255	(794)	17,461
Operating loss	(2,539)	1,690	(849)	(7,205)	2,024	(5,181)
Loss before taxes	(3,399)	1,690	(1,709)	(8,764)	2,024	(6,740)
Loss	$(3,650)	1,690	$(1,960)	$(9,082)	2,024	$(7,058)

Loss per share (basic and diluted)	$(0.07)	$0.03	$(0.04)	$(0.21)	$0.05	$(0.16)

Weighted average number of shares used in
computing loss per share (basic and diluted)	54,384,521		54,384,521	42,883,469		42,883,469

(1) Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718 and amortization of intangible assets related to shares acquisition transactions.

	Three months ended			Three months ended
		June 30, 2016			June 30, 2015
		Unaudited			Unaudited

GAAP loss		$(3,650)			$(9,082)
Gross profit:
Non-cash stock-based compensation expenses		32			54
Amortization of intangible assets related to acquisition transactions		1,193			1,176
		1,225			1,230
Operating expenses:
Non-cash stock-based compensation expenses		270			581
Amortization of intangible assets related to acquisition transactions		195			213
		465			794

Non GAAP loss		$(1,960)			$(7,058)

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Six months ended			Six months ended
	June 30, 2016			June 30, 2015
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Gross profit	$27,579	2,409	$29,988	$24,242	2,481	$26,723
Operating expenses	33,083	(870)	32,213	35,453	(1,482)	33,971
Operating loss	(5,504)	3,279	(2,225)	(11,211)	3,963	(7,248)
Loss before taxes	(7,107)	3,279	(3,828)	(14,121)	3,963	(10,158)
Loss	$(7,676)	3,279	$(4,397)	$(14,688)	3,963	$(10,725)

Loss per share (basic and diluted)	$(0.16)	$0.07	$(0.09)	$(0.34)	$0.09	$(0.25)

Weighted average number of shares used in
computing loss per share (basic and diluted)	49,383,450		49,383,450	43,139,303		43,139,303

(1) Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718 and amortization of intangible assets related to shares acquisition transactions.

		Six months ended			Six months ended
		June 30, 2016			June 30, 2015
		Unaudited			Unaudited

GAAP loss		$(7,676)			$(14,688)
Gross profit:
Non-cash stock-based compensation expenses		21			106
Amortization of intangible assets related to acquisition transactions		2,388			2,375
		2,409			2,481
Operating expenses:
Non-cash stock-based compensation expenses		482			1,057
Amortization of intangible assets related to acquisition transactions		388			425
		870			1,482

Non GAAP loss		$(4,397)			$(10,725)

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating loss	$(5,504)	$(11,211)	$(2,539)	$(7,205)
Add:
Non-cash stock-based compensation expenses	503	1,163	302	635
Depreciation and amortization	6,525	7,699	3,224	4,041
EBITDA	$1,524	$(2,349)	$987	$(2,529)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2016	2015
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$50,760	$18,435
Restricted cash	72,539	100,779
Restricted cash held by trustees	6,617	8,524
Trade receivables, net	48,106	50,984
Inventories	26,856	25,358
Other current assets	16,674	16,223
Total current assets	221,552	220,303

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	205	179
Severance pay funds	7,827	7,545
Other long term receivables	224	221
Total long-term investments and receivables	8,256	7,945

PROPERTY AND EQUIPMENT, NET	81,436	81,963

INTANGIBLE ASSETS, NET	14,268	17,154

GOODWILL	43,468	43,468

TOTAL ASSETS	$368,980	$370,833

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2016	2015
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	$-	$7,000
Current maturities of long-term loans	4,558	4,542
Trade payables	20,386	17,210
Accrued expenses	38,080	23,481
Advances from customers	46,549	82,813
Advances from customers held by trustees	6,852	8,515
Other current liabilities	17,768	16,213
Total current liabilities	134,193	159,774

LONG-TERM LIABILITIES:
Accrued severance pay	7,691	7,506
Long-term loans, net of current maturities	17,248	21,493
Other long-term liabilities	3,207	3,978
Total long-term liabilities	28,146	32,977

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,587	2,048
Additional paid-in capital	919,530	884,126
Accumulated other comprehensive loss	(3,435)	(3,727)
Accumulated deficit	(712,041)	(704,365)
Total equity	206,641	178,082

TOTAL LIABILITIES AND EQUITY	$368,980	$370,833

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Cash Flows from Operating Activities:
Loss	$(7,676)	$(14,688)	$(3,650)	$(9,082)
Adjustments required to reconcile loss
to net cash provided by (used in) Operating Activities:
Depreciation and amortization	6,525	7,699	3,224	4,041
Stock-based compensation	503	1,163	302	635
Accrued severance pay, net	(97)	(270)	26	(169)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	(1,560)	87	(1,151)	44
Exchange rate differences on long-term loans	48	(226)	(42)	103
Deferred income taxes, net	-	(38)	-	3
Decrease in trade receivables, net	3,994	6,335	5,388	5,614
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(1,072)	64	1,082	(2,870)
Decrease (increase) in inventories	(2,459)	(2,817)	226	1,365
Decrease (increase) in restricted cash directly related to operating activities, net	21,574	(54,318)	15,270	(54,318)
Increase (decrease) in trade payables	3,192	(5,301)	(897)	(5,106)
Increase (decrease) in accrued expenses	14,483	(1,760)	7,075	413
Increase (decrease) in advances from customers	(36,285)	57,332	(24,462)	58,099
Increase (decrease) in advances from customers held
by trustees	(2,012)	(4,158)	2,051	1,020
Increase (decrease) in other current liabilities and other long term liabilities	697	1,742	(524)	(3,275)
Net cash provided by (used in) Operating Activities	(145)	(9,154)	3,918	(3,483)

Cash Flows from Investing Activities:
Purchase of property and equipment	(2,032)	(1,839)	(928)	(1,098)
Investment in restricted cash held by trustees	(5,428)	(6,109)	(5,428)	(6,109)
Proceeds from restricted cash held by trustees	8,158	14,652	4,483	3,730
Investment in restricted cash (including long-term)	(186)	(21,202)	(7)	(11,150)
Proceeds from restricted cash (including long-term)	7,426	28,276	79	6,159
Net cash provided by (used in) Investing Activities	7,938	13,778	(1,801)	(8,468)

Cash Flows from Financing Activities:
Capital lease payments	(307)	(204)	(256)	(102)
Issuance of shares in a rights offering	35,095	-	19,852	-
Issuance of restricted stock units and exercise of stock options	346	3,705	10	2,912
Short term bank credit, net	(7,000)	(5,569)	(4,250)	4,438
Repayment of long-term loans	(4,277)	(4,272)	(138)	(137)
Net cash provided by (used in) Financing Activities	23,857	(6,340)	15,218	7,111

Effect of exchange rate changes on cash and cash equivalents	675	(414)	265	71

Increase (decrease) in cash and cash equivalents	32,325	(2,130)	17,600	(4,769)

Cash and cash equivalents at the beginning of the period	18,435	27,726	33,160	30,365

Cash and cash equivalents at the end of the period	$50,760	$25,596	$50,760	$25,596